

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2019

Eric Bjornholt
Chief Financial Officer
Microchip Technology, Inc.
2355 W. Chandler Blvd.
Chandler, AZ 85224

      Re: Microchip Technology, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2018
          Filed May 18, 2018
          File No. 000-21184

Dear Mr. Bjornholt:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Electronics and Machinery